SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31332; 812-14236]

AllianceBernstein Cap Fund, Inc., et al.; Notice of Application

November 6, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment
Company Act of 1940 (the "Act") for exemptions from sections 12(d)(1)(A), (B), and (C) of the
Act, under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act, and
under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: Applicants request an order that would (a) permit certain
registered open-end management investment companies that operate as "funds of funds" to
acquire shares of certain registered open-end management investment companies, registered
closed-end management investment companies, business development companies as defined by
section 2(a)(48) of the Act ("business development companies"), and registered unit investment
trusts that are within or outside the same group of investment companies as the acquiring
investment companies and (b) permit certain registered open-end management investment
companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: AllianceBernstein Cap Fund, Inc. (the "Company"), AllianceBernstein L.P. (the
"Adviser"), and AllianceBernstein Investments, Inc. (the "Distributor").

Filing Dates: The application was filed on November 14, 2013, and amended on June 10, 2014,
August 22, 2014, and November 4, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 1, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing on the desirability of a hearing on the matter,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: c/o Emilie D. Wrapp, 1345 Avenue of the Americas,

New York, NY 10105.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an open-end management investment company registered under

the Act and organized as a Maryland corporation. The Company has multiple series, which

pursue distinct investment objectives and strategies. Applicants request that the order apply not

only to any existing series of the Company, but also to any future series of the Company, and any

other existing or future registered open-end management investment companies and any series

thereof that are part of the same group of investment companies, as defined in section

12(d)(1)(G)(ii) of the Act, as the Company and are, or may in the future be, advised by the

Adviser or any other investment adviser controlling, controlled by, or under common control

with the Adviser (together with the existing series of the Company, each series a "Fund," and

collectively, the "Funds").[1]

2.　　　The Adviser, a Delaware limited partnership, is registered as an investment

adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), and serves as the

investment adviser to the existing Funds.[2]　The Distributor is a Broker (as defined below) and

serves as the existing Funds' principal underwriter and distributor.

3.　　　Applicants request relief to the extent necessary to permit:　(a) a Fund (each, a

"Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-

end management investment companies (each, an "Unaffiliated Open-End Investment

Company"), registered closed-end management investment companies, business development

companies (each registered closed-end management investment company and each business

development company, an "Unaffiliated Closed-End Investment Company" and, together with

the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"),

and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts," and together with the

Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of

the same "group of investment companies" as the Funds of Funds;[3] (b) the Unaffiliated Open-

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[1]　　All entities that currently intend to rely on the requested order are named as applicants.　Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[2]　　All references to the term "Adviser" include any successors in interest to the Adviser.　A successor is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]　　For purposes of the request for relief from sections 12(d)(1)(A), (B), and (C) of the Act, the term "group of investment companies" means any two or more registered investment companies (including closed-end

End Investment Companies, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Open-End Investment Companies to the Funds of Funds; (c) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs, as well as business development companies, in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds");[4] and (d) the Affiliated Funds that are registered open-end management investment companies, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. Applicants also request an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit certain Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

4.   Applicants also request an exemption under section 6(c) from rule 12d1-2 under the Act to permit any existing or future Fund that relies on section 12(d)(1)(G) of the Act ("Section 12(d)(1)(G) Fund") and that otherwise complies with rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and

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investment companies) or business development companies that hold themselves out to investors as related companies for purposes of investment and investor services.

[4]   Certain of the Underlying Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each, an "ETF"). In addition, certain of the Underlying Funds may now or in the future pursue their investment objectives through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the Act. In accordance with condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies" as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies" as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of the application and its conditions.

limitations, in other financial instruments that may not be securities within the meaning of

section 2(a)(36) of the Act ("Other Investments").

Applicants' Legal Analysis:

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring shares of an investment company if the securities represent more than

3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter, and any

broker or dealer from selling the investment company's shares to another investment company if

the sale will cause the acquiring company to own more than 3% of the acquired company's

voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to

be owned by investment companies generally. Section 12(d)(1)(C) prohibits an investment

company from acquiring any security issued by a registered closed-end investment company if

such acquisition would result in the acquiring company, any other investment companies having

the same investment adviser, and companies controlled by such investment companies,

collectively, owning more than 10% of the outstanding voting stock of the registered closed-end

investment company.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants request an exemption under section 12(d)(1)(J) of the Act

from the limitations of sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to

permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set

forth in section 12(d)(1)(A) and (C) of the Act; and (ii) the Underlying Funds that are registered

open-end management investment companies, their principal underwriters and any Broker to sell

shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in section

12(d)(1)(B) of the Act.

3.　　　　Applicants state that the proposed arrangement will not give rise to the policy

concerns underlying sections 12(d)(1)(A), (B), and (C), which include concerns about undue

influence by a fund of funds over underlying funds, excessive layering of fees, and overly

complex fund structures. Accordingly, applicants believe that the requested exemption is

consistent with the public interest and the protection of investors.

4.　　　　Applicants submit that the proposed structure will not result in the exercise of

undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.

Applicants assert that the concern about undue influence does not arise in connection with a

Fund of Funds' investment in the Affiliated Funds because they are part of the same group of

investment companies. To limit the control a Fund of Funds or Fund of Funds Affiliate[5] may

have over an Unaffiliated Fund, applicants propose a condition prohibiting the Adviser and any

person controlling, controlled by or under common control with the Adviser, and any investment

company and any issuer that would be an investment company but for section 3(c)(1) or section

3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by

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[5]　　　　A "Fund of Funds Affiliate" is the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund
of Funds, as well as any person controlling, controlled by or under common control with any of those
entities. An "Unaffiliated Fund Affiliate" is an investment adviser(s), sponsor, promoter or principal
underwriter of any Unaffiliated Fund or any person controlling, controlled by or under common control
with any of those entities.

or under common control with the Adviser (collectively, the "Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of section 2(a)(20)(B) of the Act ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group").

5. With respect to closed-end Underlying Funds, applicants note that although closed-end funds may not be unduly influenced by a holder's right of redemption, closed-end Underlying Funds may be unduly influenced by a holder's ability to vote a large block of stock. To address this concern, applicants submit that, with respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. Applicants state that, in this way, an Unaffiliated Closed-End Investment Company will be protected from undue influence by a Fund of Funds through the voting of the Unaffiliated Closed-End Investment Company's shares.

6.   Applicants propose other conditions to limit the potential for undue influence over the Unaffiliated Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting").[6]

7.   To further ensure that an Unaffiliated Investment Company understands the implications of a Fund of Funds' investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their boards of directors or trustees (for any entity, the "Board") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). Applicants note that an Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, an Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds. Finally, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including an ETF or

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[6]   An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Unaffiliated Fund is covered by section 10(f) of the Act.

an Unaffiliated Closed-End Investment Company) could terminate a Participation Agreement with the Fund of Funds.

8.   Applicants state that they do not believe that the proposed arrangement will result in excessive layering of fees. The Board of each Fund of Funds, including a majority of the directors who are not "interested persons" within the meaning of section 2(a)(19) of the Act (the "Independent Directors"), will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

9.   Applicants further state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").[7]

10.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund (or, if applicable, its respective master fund) will acquire securities of any other investment company or company

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[7]   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except in certain circumstances identified in condition 12 below.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities

between a registered investment company and any affiliated person, or affiliated person of an

affiliated person, of the company. Section 2(a)(3) of the Act defines an "affiliated person" of

another person to include (a) any person directly or indirectly owning, controlling, or holding

with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any

person 5% or more of whose outstanding voting securities are directly or indirectly owned,

controlled, or held with power to vote by the other person; and (c) any person directly or

indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that the Funds of Funds and the Affiliated Funds may be deemed

to be under the common control of the Adviser and, therefore, affiliated persons of one another.

Applicants also state that the Funds of Funds and the Underlying Funds organized as open-end

investment companies ("Underlying Open-End Funds") or UITs ("Underlying UITs") may also

be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the

outstanding voting securities of one or more of such Underlying Open-End Funds and/or

Underlying UITs. Applicants state that the sale of shares by the Underlying Open-End Funds or

Underlying UITs to the Funds of Funds and the purchase of those shares from the Funds of

Funds by the Underlying Open-End Funds and/or Underlying UITs (through redemptions) could

be deemed to violate section 17(a).[8]

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[8]   Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or
an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund
or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a

transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed

transaction are fair and reasonable and do not involve overreaching on the part of any person

concerned; (ii) the proposed transaction is consistent with the policies of each registered

investment company concerned; and (iii) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief

under sections 17(b) and 6(c) of the Act. Applicants state that the terms of the transactions are

reasonable and fair and do not involve overreaching. Applicants state that the terms upon which

an Underlying Open-End Fund or Underlying UIT will sell its shares to or purchase its shares

from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund or

Underlying UIT.[9] Applicants also state that the proposed transactions will be consistent with the

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Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The
Participation Agreement also will include this acknowledgement.

[9]   Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that
operates as an ETF through secondary market transactions rather than through principal transactions with
the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit each
Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in
section 2(a)(3) of the Act, of an ETF to purchase or redeem shares from the ETF. Applicants are not
seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF
could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds
because an investment adviser to the ETF or an entity controlling, controlled by or under common control
with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants
further note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end
fund (including business development companies) through secondary market transactions at market prices
rather than through principal transactions with the closed-end fund (or business development company).
Accordingly, applicants are not requesting section 17(a) relief with respect to principal transactions with
closed-end funds (including business development companies).

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policies of each Fund of Funds, Underlying Open-End Fund, and Underlying UIT and with the general purposes of the Act.

C.   Other Investments by Section 12(d)(1)(G) Funds

1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act; (ii) the acquiring company holds only securities of acquired companies that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the 1934 Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered UITs in reliance on section 12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered UIT that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is

in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means

any security as defined in section 2(a)(36) of the Act.

3. Applicants state that the proposed arrangement would comply with rule 12d1-2

under the Act, but for the fact that the Section 12(d)(1)(G) Funds may invest a portion of their

assets in Other Investments. Applicants request an order under section 6(c) of the Act for an

exemption from rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds to invest in Other

Investments. Applicants assert that permitting a Section 12(d)(1)(G) Fund to invest in Other

Investments as described in the application would not raise any of the concerns that section

12(d)(1) of the Act was intended to address.

4. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G)

Fund's Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund's

investment adviser(s) to ensure that the fees are based on services provided that are in addition

to, rather than duplicative of, services provided pursuant to the advisory agreement of any

investment company in which the Section 12(d)(1)(G) Fund may invest.

Applicants' Conditions:

A. Investments by Funds of Funds in Underlying Funds

Applicants agree that the order granting the requested relief to permit Funds of Funds to

invest in Underlying Funds shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an

Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Sub-

Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the

meaning of section 2(a)(9) of the Act. With respect to a Fund's investment in an Unaffiliated

Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is

an investment company or an issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Directors, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds

Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated

Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with

any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated

Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the

Unaffiliated Investment Company, including a majority of the Independent Directors, will

determine that any consideration paid by the Unaffiliated Investment Company to a Fund of

Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the

Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated

Investment Company would be required to pay to another unaffiliated entity in connection with

the same services or transactions; and (c) does not involve overreaching on the part of any person

concerned. This condition does not apply with respect to any services or transactions between an

Unaffiliated Investment Company and its investment adviser(s), or any person controlling,

controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in

its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated

Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the

Independent Directors, will adopt procedures reasonably designed to monitor any purchases of

securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds

the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

       7.   Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of

the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.   Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Directors, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon

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which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.   The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives

securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

B.   Other Investments by Section 12(d)(1)(G) Funds

Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds to invest in Other Investments shall be subject to the following condition:

1.   Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary

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